UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Oyster Point Pharma, Inc.

(Name of Subject Company)

Oyster Point Pharma, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

69242L106

(CUSIP Number of Class of Securities)

Jeffrey Nau, Ph.D., M.M.S.

Chief Executive Officer

Oyster Point Pharma, Inc.

202 Carnegie Center, Suite 106

Princeton, New Jersey 08540

(609) 382-9032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Nathan Baum

Brandon Fenn

Divakar Gupta

Ian Nussbaum

Cooley LLP

55 Hudson Yards

New York, New York 10001

(212) 479-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the entry into an Agreement and Plan of Merger, dated November 7, 2022, by and among, Oyster Point Pharma, Inc., a Delaware corporation (“Oyster Point” or the “Company”) entered into an Agreement and Plan of Merger, by and among the Company, Viatris Inc., a Delaware corporation (“Parent”), and Iris Purchaser Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”).

The information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by the Company on November 8, 2022 (including the exhibit attached thereto) is incorporated herein by reference.

Additional Information about the Transaction and Where to Find It

The tender offer for the outstanding common stock of Oyster Point Pharma Inc. (“OP”) has not yet been commenced. This filing does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell OP securities. At the time the tender offer is commenced, Viatris Inc. (“Parent”) and Iris Purchaser Inc., a direct wholly owned subsidiary of Parent (“Purchaser”), will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase) with the Securities and Exchange Commission (the “SEC”) and thereafter, OP will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case, with respect to the Tender Offer. The solicitation and the offer by Parent to purchase shares of OP’s common stock will only be made pursuant to such Offer to Purchase and related materials. Once filed, investors and security holders are urged to read these materials (including the Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents, as each may be amended or supplemented from time to time) carefully since they will contain important information that OP investors and security holders should consider before making any decision regarding tendering their common stock, including the terms and conditions of the tender offer. The Tender Offer Statement, Offer to Purchase, Solicitation/Recommendation Statement and related materials will be filed with the SEC, and OP investors and security holders may obtain a free copy of these materials (when available) and other documents filed by Parent, Purchaser and OP with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Parent and Purchaser file with the SEC will be made available to all investors and security holders of OP free of charge from the information agent for the tender offer. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by OP under the “Investors & Media” section of OP’s website at https://oysterpointrx.com.

Forward-Looking Statements

To the extent that statements contained in this filing are not statements of historical facts, they may be deemed to be forward-looking statements. In some cases, such forward-looking statements can be identified by terms such as “believes,” “plans,” “anticipates,” “continue,” “potential,” “seek,” “goal,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements are based on management’s current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict. As a result, a number of important factors could cause actual results to differ materially from those indicated by such forward-looking statements, including: the risk that the proposed acquisition of Oyster Point Pharma Inc. (“OP”) by Viatris Inc. (“Parent”) may not be completed; the possibility that competing offers or acquisition proposals for OP will be made; the delay or failure of the tender offer conditions to be satisfied (or waived), including insufficient shares of OP common stock being tendered in the tender offer; the failure (or delay) to receive the required regulatory approvals of the proposed acquisition; the possibility that prior to the completion of the transactions contemplated by the acquisition agreement, Parent’s or OP’s business may experience significant disruptions due to transaction-related uncertainty; the effects of disruption from the transactions of OP’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, manufacturers, suppliers, vendors, business partners and distribution channels to patients; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; the failure of the closing conditions set forth in the acquisition agreement to be satisfied (or waived); the possibility that OP’s expectations as to the extent to which OP will be able to continue to commercialize TYRVAYA® (varenicline solution) Nasal Spray and any of OP’s other products and product candidates may not be realized as anticipated; the possibility that the anticipated scope, rate of progress and cost of OP’s preclinical studies and clinical trials and other research and development that OP may not materialize; the possibility that OP’s estimates of its expenses, ongoing losses, future revenue, capital requirements and its needs for or ability to obtain additional financing may not be accurate; the possibility that OP’s expectations may not be met as to the sufficiency of its capital resources; the possibility that OP’s expectations may not be met as to its ability to obtain and maintain intellectual property protection for its products and any of its product candidates; the possibility that OP’s anticipated receipt and timing of royalties from its collaborators may not be realized as anticipated; the possibility that OP’s expectations may not be met as to the revenues from its collaborations; the possibility that OP’s expectations may not be met as to OP’s ability to retain and recruit key personnel and third-party distributors; the possibility that OP’s expectations may not be met as to its anticipated financial performance; the possibility that OP’s expectations may not be met as to its anticipated developments and projections relating to its competitors or the industry in which OP operates; the possibility that unforeseen safety issues could emerge for TYRVAYA Nasal Spray that could require OP to change the prescribing information, limit use of the product and/or result in litigation; the possibility that other manufacturers could obtain approval for generic versions of TYRVAYA Nasal Spray or of products with which OP competes; the possibility that the third-party organizations that manufacture, supply and distribute TYRVAYA Nasal Spray may fail to perform adequately or fulfill OP’s needs; the possibility that changes in healthcare law and implementing regulations may occur and may negatively impact OP’s ability to generate revenues or could limit or prevent OP’s products’ or product candidates’ commercial success; the possibility that regulatory filings for products or product candidates that OP or its partners develop are not made or granted as currently anticipated; the possibility that OP is not able to negotiate adequate pricing, coverage and adequate reimbursement for its products and product candidates with third parties and government authorities; the possibility of political, social and economic instability, natural disasters or public health epidemics in countries where OP or its collaborators conduct activities related to OP’s business; and a variety of other risks set forth from time to time in Parent’s or OP’s filings with the SEC, including but not limited to the risks discussed in Parent’s Annual Report on Form 10-K for the year ended December 31, 2021 and in other filings with the SEC and the risks discussed in OP’s Annual Report on Form 10-K for the year ended December 31, 2021 and in its other filings with the SEC. The risks and uncertainties may be amplified by the COVID-10 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Parent’s and OP’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The reader is cautioned not to unduly rely on these forward-looking statements. Parent and OP expressly disclaim any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OYSTER POINT PHARMA, INC.

Dated: November 8, 2022
	By:	/s/ Jeffrey Nau
Jeffrey Nau, Ph.D., M.M.S.
President, Chief Executive Officer and Director